Contact

www.linkedin.com/in/rob-cotter-4b4b1a6 (LinkedIn)
organictransit.com (Company)

Top Skills

Methods Engineering
Transportation Design
Climate Tech

Rob Cotter

Founder/CEO Environmental Transit Authority, ETA
Raleigh, North Carolina, United States

Experience

ETA: Environmental Transit Authority

Chief Executive Officer
September 2023 - Present (2 years 1 month)
United States

ETA acquired Organic Transit to reintroduce the ELF, the most efficient commercially available solar-hybrid vehicle. ETA will introduce other environmental vehicles for deliveries, commuters, recreation, and those with special needs.

Cotter Dynamics

Founder
October 2021 - Present (4 years)

Organic Transit

16 years

Founder
2009 - Present (16 years)

Designing & building the cleanest, most efficient vehicles on the planet.

Founder
2012 - June 2020 (8 years)

Cotter Creative Strategies

Principal
January 1993 - April 2011 (18 years 4 months)

Strategic marketing campaigns, Gorilla advertising, Video New Releases, Documentary Production.

Clients: The Body Shop, IBM, Mercedes Benz, Honda, Thomson Reuters, ESPN, Mattel, Disney, NFL Films

Advisor, Gov. Jerry Brown Presidential Campaign

skyTran

Vice President
May 1997 - September 2000 (3 years 5 months)
Orange County, California, United States

Urban Maglev Rail Technology

The Body Shop
Creative Campaigns
1995 - 1998 (3 years)
US, UK

Worked directly with Anita Roddick on Creative Campaigns including: Ruby - Self Esteem, Blow the Whistle on Violence Against Women, Ogoni - Shell Oil, Industrial Hemp Product Launch & policy, Project Censored, Corporate Responsibility, Against Animal Testing.

AMI
Creative Director
1991 - 1995 (4 years)
North Caroliina

Createded video and digital media for corporate clients, NGOs and served as in-house entrepreneur.
Clients include: ESPN, Disney, NFL Sports, SNL, HGTV, Rounder Records, Island Records, Wham O, Mattel, NPTV, PBS, Q&E, SAS.

American Solar Cup
Director
1987 - 1988 (1 year)

First Solar Car Race in the US. Focused on the potential for practical solar cars. 160 mile event in real world conditions: city streets, RxR crossing and highway speeds up to 93 mph. Attended by 10,000 people. Corporate participation by DOW, Paul Mitchell Systems and Honda. Two hours after the race, the winning vehicle from MIT was back up to a full charge just from the solar energy.

International Human Powered Vehicle Association
Vice-President, Land
1980 - 1983 (3 years)
Newport Beach, California

Organized & directed human powered vehicle international championships. Designed, built & competed with ultra-efficient vehicles. Newsletters, seminars, lectures, college educational programs. Directed championships

at the Indianapolis Motor Speedway. Directed PR, Sponsor relations, rules committees.

Education

Stony Brook University